

March 27, 2017

Mr. David S. Richmond
Richmond Brothers, Inc.
3568 Wildwood Avenue
Jackson, Michigan 49202

     Re: **Rockwell Medical, Inc.**
           Soliciting Material Under Rule 14a-12
           Filed March 22, 2017 by Richmond Brothers, Inc. et al.
           File No. 000-23661

Dear Mr. Richmond:

We have reviewed your filing and have the following comment.

General

1. Disclosure states that the company "must stop spreading what we believe are lies…." Please refrain from characterizing statements made by the company as "lies" without factual foundation that the company has made an untrue statement, as opposed to stating its views that the certain communications support certain legal determinations.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Steve Wolosky, Esq.
       Olshan Frome Wolosky LLP